IFS and InRetail Boost their Consumer Financing and Payments Ecosystem Through a Strategic Partnership

Lima, April 6, 2026. – InRetail Perú Corp. (InRetail) and Intercorp Financial Services Inc. (IFS) announced the acquisition of InFinance XP S.A. (formerly Financiera Oh!), through the purchase of IXP Holding Corp. from IFH Retail Corp. for $130 million.

The transaction has been structured as a joint venture between InRetail and IFS.

InFinance XP has approximately three million customers, S/ 1.7 billion in total loans, and S/ 1.5 billion in total deposits. Recently, the company launched SIP, an app that integrates its financial and payments products, as well as its loyalty program.

This transaction leverages the solid financial position of IFS, a platform that combines banking, insurance, wealth management, and payment services.

InRetail, on the other hand, has consolidated itself as the leading retail platform in Peru, operating a network of more than 4,000 stores across various formats and brands. This extensive geographic presence allows it to reach millions of consumers nationwide.

The integration of these assets will enable the creation of a robust ecosystem for payments and consumer financing, offering a superior value proposition to consumers and a scalable platform for digital solutions — expanding access and convenience for millions of families through a customer-centric financial offering.

About IFS

Intercorp Financial Services is the financial platform that brings together Interbank, Inteligo, Interseguro and Izipay, offering banking, insurance, wealth management, and payment services.

About InRetail

InRetail is a retail platform that brings together Supermercados Peruanos, InRetail Pharma, and InRetail shopping malls, with a leading presence in Peru.